

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 24, 2024

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

      Re: **Rubrik, Inc.**
              Form S-1
              Exhibit Nos. 10.16, 10.17
              Filed April 1, 2024
              File No. 333-278434

Dear Peter McGoff:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance